UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 333-202600

NATCORE TECHNOLOGY, INC.
(Translation of registrant's name into English)

189 N. Water Street, Rochester, NY 14604-1163
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated March 17, 2017

99.2	News Release dated March 27, 2017

99.3	News Release dated May 2, 2017

99.4	News Release dated May 5, 2017

99.5	News Release dated May 11, 2017

99.6	News Release dated May 12, 2017

99.7	News Release dated May 24, 2017

99.8	News Release dated June 14, 2017

99.9	News Release dated June 16, 2017

99.10	News Release dated July 10, 2017

99.11	News Release dated July 18, 2017

99.12	News Release dated July 21, 2017

99.13	News Release dated July 25, 2017

99.14	News Release dated August 8, 2017

99.15	News Release dated August 15, 2017

99.16	News Release dated August 27, 2017

99.17	News Release dated August 28, 2017

99.18	News Release dated September 12, 2017

99.19	News Release dated September 14, 2017

99.20	News Release dated October 16, 2017

99.21	News Release dated October 18, 2017

99.22	News Release dated November 24, 2017

99.23	News Release dated November 30, 2017

99.24	News Release dated December 7, 2017

99.25	News Release dated December 27, 2017

99.26	News Release dated January 10, 2018

99.27	News Release dated January 19, 2018

99.28	News Release dated January 24, 2018

99.29	News Release dated February 23, 2018

99.30	News Release dated February 27, 2018

99.31	News Release dated March 15, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATCORE TECHNOLOGY, INC.
(Registrant)

Date: March 19, 2018	By:	/s/ Charles R. Provini

Charles R. Provini
	Title:	President & CEO